UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____________________________________

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

_____________________________________

YXT.COM GROUP HOLDING LIMITED
(Name of Issuer)

Class A Ordinary Shares, par value US$0.0001 per share
(Title of Class of Securities)

988740106**
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐          Rule 13d-1(b)

☐          Rule 13d-1(c)

☒         Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** The CUSIP number relates to the Issuer’s American Depository Shares (“ADSs”), each representing three Class A ordinary shares of the Issuer.

1.	Names of Reporting Persons Jump Shot Holdings Limited
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 31,753,231 Class A ordinary shares
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 31,753,231 Class A ordinary shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,753,231 Class A ordinary shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 19.5%(1)
12.	Type of Reporting Person (See Instructions) CO

(1) Based on 163,294,773 ordinary shares issued and outstanding immediately after the completion of the Issuer’s initial public offering, including (i) 6,819,000 Class A ordinary shares represented by ADSs and (ii) 156,475,773 Class A ordinary shares, as disclosed by the Issuer on its prospectus form, Form 424B4, filed on August 16, 2024 (the “Form 424B4”).

1.	Names of Reporting Persons Centurium Capital Partners 2018, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 31,753,231 Class A ordinary shares
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 31,753,231 Class A ordinary shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,753,231 Class A ordinary shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 19.5%(1)
12.	Type of Reporting Person (See Instructions) PN

(1) Based on 163,294,773 ordinary shares issued and outstanding immediately after the completion of the Issuer’s initial public offering, including (i) 6,819,000 Class A ordinary shares represented by ADSs and (ii) 156,475,773 Class A ordinary shares, as disclosed by the Issuer on the Form 424B4, filed on August 16, 2024.

1.	Names of Reporting Persons Hui Li
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 31,753,231 Class A ordinary shares
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 31,753,231 Class A ordinary shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,753,231 Class A ordinary shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 19.5%(1)
12.	Type of Reporting Person (See Instructions) IN

(1) Based on 163,294,773 ordinary shares issued and outstanding immediately after the completion of the Issuer’s initial public offering, including (i) 6,819,000 Class A ordinary shares represented by ADSs and (ii) 156,475,773 Class A ordinary shares, as disclosed by the Issuer on the Form 424B4, filed on August 16, 2024.

Item 1(a).	Name of Issuer

YXT.COM Group Holding Limited (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

Room 501-502, No. 78 East Jinshan Road Huqiu District, Suzhou Jiangsu, 215011, People’s Republic of China

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)	Jump Shot Holdings Limited
(ii)	Centurium Capital Partners 2018, L.P.
(iii)	Hui Li

Item 2(b).	Address of the Principal Business Office, or if none, Residence

For each of Jump Shot Holdings Limited and Centurium Capital Partners 2018, L.P.:

PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands

For Hui Li:

13/F, Two Pacific Place, 88 Queensway, Hong Kong

Item 2(c).	Citizenship

Jump Shot Holdings Limited - Cayman Islands

Centurium Capital Partners 2018, L.P. - Cayman Islands

Hui Li – Hong Kong

Item 2(d).	Title of Class of Securities

The class of equity securities of the Issuer to which this filing on Schedule 13G relates is Class A ordinary shares, par value US$0.0001, per share.

Item 2(e).	CUSIP Number

The CUSIP number of the Issuer’s American depositary shares is 988740106, each representing three Class A ordinary shares of the Issuer.

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a (n):

Not Applicable

Item 4.	Ownership

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover pages to this Schedule 13G.

The reported securities are directly held by Jump Shot Holdings Limited, a company incorporated in the Cayman Islands, which is a wholly owned subsidiary of Centurium Capital Partners 2018, L.P. The general partner of Centurium Capital Partners 2018, L.P. is Centurium Capital Partners 2018 GP Ltd., which is a wholly owned subsidiary of Centurium Holdings Ltd., which in turn is a wholly owned subsidiary of Centurium Holdings (BVI) Ltd. Hui Li is the sole shareholder of Centurium Holdings (BVI) Ltd. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, each of the foregoing may be deemed to beneficially own the Class A ordinary shares directly held by Jump Shot Holdings Limited, provided that the filing of this Statement shall not be deemed an admission that any of the foregoing or Jump Shot Holdings Limited is the beneficial owner of the reported securities for purposes of Sections 13(d) or 13(g) under the Exchange Act of 1934.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2024

Hui Li

By:	/s/ Hui Li

Jump Shot Holdings Limited

By:	/s/ Hui Li
Name:	Hui Li
Title:	Director

Centurium Capital Partners 2018, L.P.

BY: Centurium Capital Partners 2018 GP Ltd. as general partner

By:	/s/ Hui Li
Name:	Hui Li
Title:	Director

EXHIBIT LIST

Exhibit 99.1               Joint Filing Agreement